SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 3, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the

Nineteenth Meeting of the Seventh Session of the Board of Directors

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Nineteenth Meeting of the Seventh Session of the Board of Directors published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, March 27, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688         Stock Abbreviation: Sinopec Shanghai         Announcement No.: Lin 2014-04

Sinopec Shanghai Petrochemical Company Limited

Announcement on Resolutions of the Nineteenth Meeting of the

Seventh Session of the Board of Directors

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truthfulness, accuracy and completeness of the information contained in this announcement.

The seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) convened its nineteenth meeting (the “Meeting”) in the eighth meeting room in the Company’s office building on March 27, 2014 after giving each director a notice thereof by fax and mail on March 13, 2014. Of the 12 directors who should attend the Meeting, 9 directors were in attendance. Mr. Gao Jinping and Mr. Lei Dianwu, two directors, and Mr. Zhang Yimin, an independent director, failed to be present at the Meeting because of business engagements; Mr. Gao Jinping granted Mr. Wang Zhiqing, Chairman of the Board, an irrevocable right to vote on behalf of Mr. Gao; Mr. Lei Dianwu granted Mr. Xiang Hanyin, a director, an irrevocable right to vote on behalf of Mr. Lei; and Mr. Zhang Yimin granted Mr. Cai Tingji, an independent director, an irrevocable right to vote on behalf of Mr. Zhang. The members of the Board of Supervisors and the senior executives of the Company sat in at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Wang Zhiqing, the Chairman of the Board, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the General Manager’s Work Report for 2013.

Resolution 2 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Work Report of the Board of Directors for 2013. This resolution is subject to deliberation at the Company’s annual general meeting of shareholders.

Resolution 3 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Audited Financial Report for 2013. This resolution is subject to deliberation at the Company’s annual general meeting of shareholders.

Resolution 4 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s profit distribution plan for 2013.

In 2013, the undistributed profit of Sinopec Shanghai Petrochemical Company Limited and its subsidiaries (the “Group”) was RMB915,707 thousand at the beginning of the year; and the net profit realized by the Group in the same year was RMB2,003,545 thousand. Ten percent (10%) of the parent company’s net profit for the same year, or RMB201,220 thousand, was set aside as surplus reserve fund. In the interim period of 2013, RMB360,000 thousand was distributed to shareholders as a cash dividend. As of December 31, 2013, the Group’s distributable profit was RMB2,358,032 thousand (or RMB2,748,651 thousand based on the international financial reporting standards).

Considering the Company’s consistent dividend policy and the needs for its production and operation in 2004, the Company’s Board proposes to distribute RMB0.50 (before tax) for each 10 shares, or a total of MRB540,000 thousand, as a dividend for 2013 on the basis of a total of 10.8 billion capital shares as of December 31, 2013.

The Company’s independent directors have given their independent opinions on such profit distribution plan.

Resolution 5 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s 2013 Annual Report (both full text and summary).

Resolution 6 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s Assessment Report on Internal Control for 2013.

Resolution 7 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s 2013 Report about Enterprise’s Social Responsibilities.

Resolution 8 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s 2014 financial budget report. This resolution is subject to deliberation at the Company’s annual general meeting of shareholders.

Resolution 9 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the continued engagement of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) as the Company’s domestic auditor for 2014, and PricewaterhouseCoopers Limited as the Company’s overseas auditor for 2014, and proposing the Board to be authorized to decide the compensation for them. This resolution is subject to deliberation at the Company’s annual general meeting of shareholders.

Resolution 10 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s Internal Control Manual (Version 2014).

Sinopec Shanghai Petrochemical Company Limited

March 27, 2014

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the Thirteenth Meeting of the

Seventh Session of the Board of Supervisors

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Thirteenth Meeting of the Seventh Session of the Board of Supervisors published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, March 27, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688        Stock ID: Sinopec Shanghai         Announcement No.: Lin 2014-05

Sinopec Shanghai Petrochemical Company Limited

Announcement of Resolutions of the Thirteenth Meeting of the Seventh

Session of the Board of Supervisors

The Company’s Board of Supervisors and all its members warrant that the information contained in this announcement contains no false representation, misleading statement or material omission, and are jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

A notice about the thirteenth meeting (the “Meeting”) of the Seventh Session of the Board of Supervisors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was given to each supervisor by fax or hand on March 15, 2014. The Meeting was held in the fourth Meeting Room of Seagull Hotel, Jinshan District on the afternoon of March 26, 2014. Of the seven supervisors who should attend the Meeting, six were in attendance. Mr. Wang Liqun, a supervisor, failed to attend the Meeting for business engagement and granted Mr. Zhang Jianbo, also a supervisor, a right to vote on Mr. Wang’s behalf. The Meeting was held in compliance with the Company Law, the Securities Law and other relevant laws and regulations as well as the Company’s Articles of Association, and therefore is legitimate and valid.

After deliberating the proposals for the Meeting, the supervisors resolved as follows:

1.	The Company’s 2013 Annual Report be reviewed and approved.

In accordance with Article 68 of the Securities Law and the relevant requirements of No. 2 Guideline on the Substance and Form of Information Disclosure by Companies that Publicly Offer Securities—Substance and Form of Annual Report (2012 Amended), the Board of Supervisors of the Company carefully reviewed the Company’s 2013 Annual Report prepared by the Board of Directors. All the supervisors present at the Meeting unanimously held that:

(1)	the Company’s 2013 Annual Report has been prepared and reviewed in procedures consistent with laws, regulations and the Company’s Articles of Association;

(2)	the Company’s 2013 Annual Report conforms to the regulations of China Securities Regulatory Commission and Shanghai Stock Exchange in both substance and form, and the information contained therein can truly represent the operation and management, financial status and other matters of the Company in 2013 from all aspects;

(3)	before reviewing and giving their opinions on the Company’s 2013 Annual Report, the Board of Supervisors of the Company did not discover any breach of confidentiality rules by any person who involved in the preparation and deliberation of the 2013 Annual Report; and

(4)	we warrant that the information disclosed in the Company’s 2013 Annual Report is true, accurate and complete and that there’s no false presentation, misleading statement or material omission therein, and we are jointly and severally liable for the truthfulness, accuracy and completeness of its contents.

(With 7 affirmative votes, 0 negative votes and 0 abstentions)

2.	Opinions of the Board of Supervisors on the Company’s 2013 Annual Report be discussed and approved

(With 7 affirmative votes, 0 negative votes and 0 abstentions)

3.	The Company’s Assessment Report on Internal Control for 2013 be reviewed and approved

All the supervisors present at the Meeting unanimously held that: the Company has established a complete and reasonable internal control system in accordance with the relevant regulations of China Securities Regulatory Commission and Shanghai Stock Exchange, in compliance with the basic principles of internal control and according to the actual conditions of the Company, which has been effectively implemented to assure the normal operation of the Company’s business and the safety and integrity of the Company’s assets. In 2013, no material defect was discovered in the Company’s internal control design or enforcement.

(With 7 affirmative votes, 0 negative votes and 0 abstentions)

4.	The Company’s 2013 Work Report of the Board of Supervisors be reviewed and approved.

All the supervisors present at the Meeting unanimously held that the Company’s financial reports for 2013 prepared in accordance with China’s accounting standards for enterprises and the international financial reporting standards respectively, and audited by PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers Limited truly and fairly presents the Company’s financial conditions and operating results; and the Work Report affirms the work done by the Board of Supervisors in 2013, and that the requirements in respect of the work in 2014 are consistent with the Company’s actual conditions. It was approved at the Meeting that the Work Report be submitted for deliberation at the Company’s 2013 annual general meeting of shareholders.

(With 7 affirmative votes, 0 negative votes and 0 abstentions)

5.	The Outline of Work of the Board of Supervisors for 2014 be reviewed and approved.

(With 7 affirmative votes, 0 negative votes and 0 abstentions)

Board of Supervisors
Sinopec Shanghai Petrochemical Company Limited
March 27, 2014

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

2013 Special Report about Fund Appropriations by Controlling Shareholder and Other Connected Parties

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the 2013 Special Report about Fund Appropriations by Controlling Shareholder and Other Connected Parties published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, March 27, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Sinopec Shanghai Petrochemical Company Limited

2013 Special Report about Fund Appropriations by Controlling Shareholder and Other Connected Parties

PWC Zhong Tian Shen Zi (2014) No. 1003

(Page 1 of 2 pages)

Board of Directors of Sinopec Shanghai Petrochemical Company Limited:

We have audited the consolidated balance sheet of Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) as at December 31, 2013, its consolidated income statement, consolidated statement of changes in shareholders’ equity interests, consolidated cash flow statement and notes to financial statements for 2013 (the “Financial Statements”), and issued a standard unqualified audit report numbered PWC Zhong Tian Shen Zi (2014) No. 10008 on March 27, 2014. The management of Sinopec Shanghai is responsible for preparing the Financial Statements that give a fair view, and our responsibility is to give an auditor’s opinion on the Financial Statements as a whole on the basis of our audit carried out in accordance with China’s auditing standards for certified public accountants.

On the basis of our audit of the above Financial Statements, we have provided assurance service with limited guarantee with respect to the accompanying summary statement about fund appropriations by, and other fund exchanges with, Sinopec Shanghai’s controlling shareholder and other connected parties for the year ended December 31, 2013 (the “Statement”).

The Statement was prepared by Sinopec Shanghai in accordance with the requirements of the Circular on Regulating Fund Exchanges between Listed Companies and Their Connected Parties and External Guarantees by Listing Companies (Zheng Jian Fa [2003] No. 56) issued by China Securities Regulatory Commission and the State-owned Assets Supervision and Administration of the State Council, and by reference to the form of summary statement about fund appropriations set forth in Shanghai Stock Exchange’s Memorandum III on Annual Reports of Listed Companies for 2011. The management of Sinopec Shanghai is responsible for designing, implementing and maintaining internal controls relating to the preparation of the Statement, preparing and publicly disclosing the Statement faithfully on a proper basis of preparation, and assuring the truth, lawfulness and completeness thereof.

Our responsibility is to make a conclusion on the Statement on the basis of the implementation of our assurance. We have implemented assurance in accordance with the provisions of Chinese CPA Standards on Other Assurance Engagements No. 3101 – Assurance Engagements Other Than Audits or Reviews of Historical Financial Information, which requires us to plan and implement assurance in compliance with professional ethics, and get assurance on whether we have found any matter that makes us to believe there is material inconsistency between the information set forth in the Statement and the relevant information disclosed in the accounting materials and the Financial Statements reviewed during our audit of the Financial Statements. On the basis of our audit of the Financial Statements, we implemented work procedures which we considered necessary with respect to the Statement, including checking, inquiry and sampling of accounting records.

PWC Zhong Tian Te Shen Zi (2014) No. 1003

(Page 2 of 2 pages)

Board of Directors of Sinopec Shanghai Petrochemical Company Limited:

In accordance with our work procedures, we have not found that the accompanying summary statement about fund appropriations for non-operating purposes by, and fund exchanges with, controlling shareholder and other connected parties for the year ended December 31, 2013 as prepared by Sinopec Shanghai is inconsistent in any material aspect with the relevant information disclosed in the accounting materials and financial statements reviewed by us during our audit of the financial statements.

This report may be used for no other purposes than Sinopec Shanghai’s disclosure of fund appropriations by its controlling shareholder and other connected parties.

PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership)	Certified Public Accountant: Xu Hong

(Seal)

Shanghai, China
March 27, 2014	Certified Public Accountant: Shao Yunfei

Sinopec Shanghai Petrochemical Company Limited

2013 Summary Statement about Fund Appropriations for Non-operating Purposes by, and Fund Exchanges with, Controlling Shareholder and Other Connected Parties

For the year ended December 31, 2013

Monetary unit: RMB0,000

Fund appropriation for non- operating urposes	Name of fund appropriator	Relationship between appropriator and listed company	Accounting item of listed company	Balance of funds appropriated at beginning of 2013	Aggregate amount of funds appropriated in 2013 (without interest)	Interest on funds appropriated in 2013 (if any)	Aggregate amount repaid in 2013	Balance of funds appropriated at end of 2013	Reason of appropriation	Nature of appropriation
Current major shareholder and its subsidiaries	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Sub-total	—	—	—	—	—	—	—	—	—	—

Former major shareholder and its subsidiaries	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Sub-total	—	—	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—	—	—

Sinopec Shanghai Petrochemical Company Limited

2013 Summary Statement about Fund Appropriations for Non-operating Purposes by, and Fund Exchanges, with Controlling Shareholder and Other Connected Parties (Cont’d)

For the year ended December 31, 2013

Monetary unit: RMB0,000

Other related fund exchanges	Counterparty to fund exchange	Relationship between counterparty and listed company	Accounting item of listed company	Balance of funds exchanged at beginning of 2013	Aggregate amount of funds exchanged in 2013 (without interest)	Interest on funds exchanged in 2013 (if any)	Aggregate amount repaid in 2013	Balance of funds exchanged at end of 2013	Reason of exchange	Nature of exchange
Major shareholder and its subsidiaries	China Petroleum & Chemical Corporation	Holding company	Accounts receivable	595.6	290,507.9	None	286,878.8	4,224.7	Sales	Operating activities
	China Petroleum & Chemical Corporation	Holding company	Accounts prepaid	—	3,251.4	None	3,251.4	—	Procurement	Operating activities
	China Petroleum & Chemical Corporation	Holding company	Other receivables	49.7	3,483.5	None	3,085.5	447.7	Service provision	Operating activities
	China Petroleum & Chemical Corporation’s subsidiaries and joint ventures	Holding company’s subsidiaries and joint ventures	Bills receivable	1,882.6	279,487.3	None	251,815.1	29,554.8	Sales	Operating activities
	China Petroleum & Chemical Corporation’s subsidiaries and joint ventures	Holding company’s subsidiaries and joint ventures	Accounts receivable	80,131.1	7,683,594.7	None	7,606,693.0	157,032.8	Sales	Operating activities
	China Petroleum & Chemical Corporation’s subsidiaries and joint ventures	Holding company’s subsidiaries and joint ventures	Accounts prepaid	4,137.0	548,807.8	None	552,944.7	0.1	Procurement	Operating activities
	China Petroleum & Chemical Corporation’s subsidiaries and joint ventures	Holding company’s subsidiaries and joint ventures	Other receivables	—	11,297.7	None	11,297.7	—	Service provision	Operating activities
	Same level subsidiaries controlled by China Petrochemical Corporation	Ultimate holding company’s subsidiaries and branches	Accounts receivable	388.4	40,443.7	None	40,624.7	207.4	Sales	Operating activities
	Same level subsidiaries controlled by China Petrochemical Corporation	Ultimate holding company’s subsidiaries and branches	Other receivables	—	185.9	None	185.9	—	Service provision	Operating activities

Sinopec Shanghai Petrochemical Company Limited

2013 Summary Statement about Fund Appropriations for Non-operating Purposes by, and Fund Exchanges with, Controlling Shareholder and Other Connected Parties (Cont’d)

For the year ended December 31, 2013

Monetary unit: RMB0,000

Other related fund exchanges	Counterparty to fund exchange	Relationship between counterparty and listed company	Accounting item of listed company	Balance of funds exchanged at beginning of 2012	Aggregate amount of funds exchanged in 2012 (without interest)	Interest on the funds exchanged in 2012 (if any)	Aggregate amount repaid in 2012	Balance of funds exchanged at end of 2012	Reason of exchange	Nature of exchange
Listed company’s subsidiaries and affiliates	Zhejiang Jinyong Acrylic Fibre Co., Ltd.	Subsidiary	Other receivables	70,468.2	3,123.0	None	—	73,591.2	Provision of working capital	Non-operating activities
Connected natural persons	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Other connected parties and affiliates	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

Total	—	—	—	157,652.6	8,864,182.9	None	8,756,776.8	265,058.7	—	—

This Summary Statement was approved by the Board of Directors on March 27, 2014.

Chairman and General Manager: Wang Zhiqing     Director and CFO: Ye Guohua            Deputy CFO and Financial Director: Hua Xin

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Auditor’s Report on Internal Control for 2013

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Auditor’s Report on Internal Control for 2013 published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, March 27, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Sinopec Shanghai Petrochemical Company Limited

Auditor’s Report on Internal Control for 2013

Auditor’s Report on Internal Control

PWC Zhong Tian Te Shen Zi (2014) No. 588

To All Shareholders of Sinopec Shanghai Petrochemical Company Limited:

We have audited the effectiveness of the internal control over financial reporting of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as at December 31, 2013 in accordance with the Guidelines for Audit of Internal Control of Enterprises and the relevant requirements of the Professional Standards for China’s Certified Public Accountants.

1. The Company’s responsibility for internal control

The Company’s Board of Directors is responsible for establishing sound internal control, implementing such control effectively, and assessing its effectiveness in accordance with the Basic Standards for Internal Control of Enterprises, the Implementation Guidelines for Internal Control of Enterprises and the Guidelines for Assessment of Internal Control of Enterprises.

2. Certified public accountant’s responsibility

Our responsibility is to express an auditor’s opinion on the effectiveness of internal control over financial reporting based on our audit and to disclose material deficiencies in internal controls unrelated to financial reporting that may have come to our attention.

3. Inherent limitations of internal control

Because of its inherent limitations, internal control may not prevent or detect misstatements. Also, the projections of any evaluation of effectiveness to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4. Auditor’s opinion on internal control over financial reporting

In our opinion, the Company maintained, in all material aspects, effective internal control over financial reporting as at December 31, 2013 in accordance with the Basic Standards for Internal Control of Enterprises and the relevant requirements.

PricewaterhouseCoopers Zhong Tian LLP	Certified Public Accountant:	(Seal & Signature)
(Special General Partnership)		Xu Hong

(Seal)

Shanghai, China	Certified Public Accountant:	(Seal and Signature)
March 27, 2014		Shao Yunfei

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Assessment Report on Internal Control for 2013

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Assessment Report on Internal Control for 2013 published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, March 27, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Sinopec Shanghai Petrochemical Company Limited

Assessment Report on Internal Control for 2013

All Shareholders of Sinopec Shanghai Petrochemical Company Limited:

In accordance with the provisions of the Basic Standards for Internal Control of Enterprise and its implementation guidelines as well as other regulatory requirements relating to internal control (hereinafter referred to as the “Standards for Internal Control of Enterprises”) and pursuant to the Internal Control Manual of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”) and the methods used by the Company for inspection and assessment, we have conducted an assessment of the effectiveness of the Company’s internal control as at December 31, 2013 (i.e. the reference date of the internal control assessment report) based on our daily and special supervision of the internal control.

I. Important Statement

It is the responsibility of the Company’s Board of Directors to establish sound internal control, implement such control effectively, assess its effectiveness and faithfully disclose assessment reports on internal control in accordance with the provisions contained in the Standards for Internal Control of Enterprises. The Board of Supervisors supervises the establishment and implementation of internal control by the Board of Directors. The management is responsible for organizing and leading the daily operation of the Company’s internal control. The Company’s Board of Directors, Board of Supervisors as well as the directors, supervisors and senior executives warrant that the information of this report contains no false representation, misleading statement or material omission, and jointly and severally bear legal liability for the truthfulness, accuracy and completeness of the information of this report.

The internal control of the Company aims to achieve the following objectives in a reasonable manner: (1) to ensure that the Company’s operation and management are in compliance with applicable laws and regulations, the Company’s assets are safe and the financial reports and relevant information are true and complete, (2) to improve the Company’s operational efficiency and effect, and (3) to facilitate the implementation of the Company’s development strategy. The Company has considered for its internal control five elements, namely the internal environment, risk assessment, control of activities, information and communication, and internal supervision.

However, internal control has its inherent limitations and can only provide a reasonable level of assurance to achieve the objectives mentioned above. Also, the projections of any evaluation of effectiveness to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the control policies or procedures may deteriorate.

II. Conclusion of Assessment of Internal Control

Following efforts made to find out whether there were material deficiencies in the Company’s internal control over its financial reporting, it was concluded as at the reference date of the assessment report on internal control that no material deficiencies were detected in the internal control over financial reporting. The Board of Directors is of the view that the Company has maintained effective internal control over its financial reporting in all material respects in accordance with the requirements of the Standards for Internal Control of Enterprises and relevant provisions.

Following efforts made to find out whether there were material deficiencies in the Company’s internal control unrelated to financial reporting, it was concluded as at the reference date of the assessment report on internal control that the Company has detected no material deficiencies in the internal control unrelated to financial reporting.

There occurred no elements that would affect the conclusion of the assessment of the internal control’s effectiveness from the reference date of the assessment report on internal control to the date when the assessment report on internal control was released.

III. Description of Work Pertinent to Assessment of Internal Control

(I) Scope of Assessment of Internal Control

The Company determined the main units, business and matters and high-risk areas to be included in the scope of the assessment of internal control pursuant to risk-oriented principles. The main units covered in the assessment for 2013 include the Company’s headquarters, various subsidiaries and secondary units, the total assets of all the units covered in the assessment account for 100% of the total assets shown in the Company’s consolidated financial statements, and the total business revenue of all the units covered in the assessment account for 100% of the total business revenue shown in the Company’s consolidated financial statements; the main business and matters covered in the assessment include all elements contained in the Company’s Internal Control Manual involving control at corporate level and elements contained in the Company’s Internal Control Manual involving control at business level relating to fund activities, procurement and production activities, asset management, sales business, research and development, construction projects, guarantee business, business outsourcing, financial reporting, overall budget, contract management, connected party transactions, tax management, human resources, HSE management, product quality management, information resources management, information system, information disclosure, internal audit, corporate reform and management, corporate culture and other procedures; highly-concerned high-risk areas, mainly including HSE, investment decisions, assurance of oil and gas resources, inventory, price, macro-economy, strategic planning, capital operation, brand communication (public opinion), etc..

The units, business and matters and high-risk areas subject to the assessment as set forth above cover the major aspects of the Company’s operation and management and contain no material omissions.

(II) Basis for Work Pertinent to Assessment of Internal Control and Standards for Identifying Deficiencies in Internal Control

The Company has conducted the assessment of internal control in accordance with the Standards for Internal Control of Enterprises and the Company’s Internal Control Manual and methods used for inspection and assessment.

In accordance with the requirements provided in the Standards for Internal Control of Enterprises for identifying material deficiencies, significant deficiencies and general deficiencies and pursuant to the Company’s size, industrial characteristics, risk appetite, risk tolerance and other elements, the Company’s Board of Directors differentiates internal control over financial reporting and internal control unrelated to financial reporting and, upon research, ascertains specific standards applicable to identification of deficiencies in the Company’s internal control in consistent with those standards applicable for previous years.

It’s expressly provided for in the Company’s Internal Control Manual that deficiencies in internal control consist of deficiencies in design and deficiencies in operation, or material deficiencies, significant deficiencies and general deficiencies by severity, or deficiencies in internal control over financial reporting and deficiencies in internal control unrelated to financial reporting by specific manifestation, in which:

A material deficiency refers to a deficiency in control or a combination of several deficiencies in control, or serious loopholes in key areas or links that in each case may seriously affect the effectiveness of the overall internal control and further make it impossible to timely prevent or detect the occurrence of severe deviation from the objectives of the overall control; a deficiency meeting the standards for identifying a significant deficiency should be identified as a material deficiency if matters involved in such deficiency belong to material high-risk business matters.

A significant deficiency refers to a deficiency in control or a combination of several deficiencies in control, or loopholes in key areas or links whose severity is lower than that of a material deficiency but that may still make it impossible to timely prevent or detect the occurrence of deviation from the objectives of the overall control to a significant extent; a deficiency meeting the standards for identifying a general deficiency should be identified as a significant deficiency if matters involved in such deficiency belong to significant high-risk business matters of the Company.

General deficiencies refer to deficiencies other than material deficiencies and significant deficiencies.

The Company’s standards for identifying deficiencies in its internal control consist of qualitative criteria and quantitative criteria. Deficiencies will be identified as existing in matters meeting both the qualitative criteria and quantitative criteria in a strict manner. Deficiencies should be identified as either deficiencies in internal control over financial reporting or deficiencies in internal control unrelated to financial reporting.

1. Standards for Identifying Deficiencies in Internal Control over Financial Reporting.

In accordance with the qualitative criteria, if (I) the directors, supervisors and senior executives commit fraudulent practice in any form, such as financial fraud, abuse of authority, corruption, acceptance of bribes, peculation, etc.; (II) the internal environment is ineffective, for example, the duties and authorities, the qualifications for members and the rules of procedure, of the audit committee (or similar organ) are not explicitly specified or fail to be implemented in a strict manner, and the supervision of the internal control by the audit committee (or similar organ) and the internal audit organ is ineffective; (III) there are deficiencies in control of the selection of financial and accounting systems, for example, the Company fails to select and apply accounting policies in accordance with generally accepted accounting principles or amends the accounting policies and accounting estimates at will, or the financial statements are prepared on improper basis, resulting in material misstatement in the financial report; (IV) general control deficiencies and application control deficiencies in information system relating to financial reporting (such as ERP system, BW/BCS system, centralized accounting system, centralized fund management system, fuel card system) directly causes material misstatement in or omission from the financial statements; (V) external auditor detects material misstatement in the annual audit and such misstatement fails to be dug out in the operation of internal control; (VI) amendments are made to published financial statements, except as required by applicable regulatory authorities, material deficiencies should be identified as existing in internal control over financial reporting.

In accordance with the quantitative criteria, in order to judge right it is necessary to calculate whether the impact of the potential misstatement that may arise upon occurrence of the deficiency upon the Company’s total profit, total assets and total business income exceeds the established ratio. If the number of targets affected by a deficiency in control or a combination of several deficiencies in control is more than one (for instance, both the profit and the assets are affected), the value of each target should be calculated independently, and the deficiency should be identified based on the target whose value is the highest of all the targets involved. (I) Target of profit: potentially misstated amount in the total profit/the Company’s audited total profit for the prior year *100%≥1%; (II) Target of asset: potentially misstated amount in the net assets/the Company’s audited total assets for the prior year *100%≥1%; (III) Target of income: potentially misstated amount in the business revenue/the Company’s audited total business revenue for the prior year*100%≥0.2%.

(2) Standards for Identifying Deficiencies in Internal Control unrelated to Financial Reporting.

In accordance with the qualitative criteria, if (I) the duties and authorities between the governance (the Board of Directors and the Board of Supervisors) and the management are improperly divided and the personnel are highly overlapping, thus the governance lacks proper independence, the duties and authorities, the qualifications for members and the rules of procedure, of the Board of Directors and the professional committees thereof (other than the audit committee) are not explicitly specified or fail to be implemented in a strict manner; (II) the Company lacks democratic decision-making procedures, collective-decision making or joint signing system fails to be implemented in respect of decisions on “Three Significant and One Major” (i.e., appointments and removals of major officers, decisions on investment in major projects, applications of large amount of money) and other major issues, for example, significant acquisitions failed or it’s unable to operate newly acquired units on a continuous basis due to unscientific decision-making procedure or faults in the decision-making procedure; (III) neither risk assessment has been conducted nor controlling measures have been established before the Company’s major project is commenced and the Company may incur heavy losses as a result thereof; (IV) there is a lack of system control or such control fails for major business, including without limitation fund activities (including both investment and financing), procurement business, asset management, sales business, research and development, construction project, guarantee business and business outsourcing; (V) general control deficiencies and application control deficiencies in respect of the information system unrelated to financial reporting directly lead to severe deviation of an enterprise from certain business objectives, such as continuing operation, compliance, reputation, etc.; (VI) other material deficiencies unrelated to financial reporting arise as a result of improper internal control; (VII) a material deficiency in the Company’s internal control fails to be effectively rectified within a reasonable period and still has significant impact upon the current period, material deficiencies should be identified as existing in internal control unrelated to financial reporting.

In accordance with the quantitative criteria, it is necessary to calculate whether the impact of a deficiency upon staff turnover, direct property loss rate and extent of budget deviation exceeds the established ratio upon the occurrence thereof in order to determine the grade of the deficiency in internal control unrelated to financial reporting. (I) The Company lacks efficient incentive and restraint mechanisms, resulting in an outflow of a significant portion of senior executives or core business personnel by more than 50%; (II) A direct property loss rate of 0.1% or more; (III) A budget deviation rate of 50% or more.

(III) Identification of Deficiencies in Internal Control and Relevant Rectification

1. Identification of Deficiencies in Internal Control over Financial Reporting and Relevant Rectification

In accordance with the standards for identifying deficiencies in internal control over financial reporting set forth above, no material and significant deficiencies were detected in the Company’s internal control over financial reporting during the reporting period.

2. Identification of Deficiencies in Internal Control unrelated to Financial Reporting and Relevant Rectification

In accordance with the standards for identifying deficiencies in internal control unrelated to financial reporting set forth above, no material and significant deficiencies were detected in the Company’s internal control unrelated to financial reporting during the reporting period.

Chairman (duly authorized by the Board of Directors): Wang Zhiqing

Sinopec Shanghai Petrochemical Company Limited

March 27, 2014